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                                                                  EXHIBIT (d)(3)

                    THE UNITED STATES LIFE Insurance Company
                             In the City of New York

                        EXTENSION OF MATURITY DATE RIDER

This rider has been added to and made a part of the policy/certificate (policy) to which it is attached.

NOTICE. The policy may be subject to tax consequences when continued beyond the maturity date. The policy may not qualify as "life insurance" under the Internal Revenue Code after age 100. You should consult your tax advisor.

DEFINITIONS

Accumulation Value means the Accumulation Value or the Cash Value as defined in the policy.

Cash Surrender Value means the Cash Surrender Value or the Surrender Value as defined in the policy.

OPTION TO EXTEND COVERAGE. The Owner may elect to extend the Maturity Date stated on page 3 of the policy (Maturity Date), as follows:

     If the Insured is living on the Maturity Date, coverage will be continued until the date of death of the Insured. (If this rider is attached to a Joint and Last Survivor policy, "death of the Insured" means "death of the last surviving Contingent Insured".)

Starting on the original Maturity Date:

1. The Death Benefit for the base policy will be equal to the base policy Death Benefit Amount in effect on the day prior to the Maturity Date, and if based all, or in part, on the Accumulation Value, will be adjusted by future changes in the Accumulation Value. The Death Benefit Amount will never be less than the Accumulation Value;

2. If death benefit option 2 is in effect on the Maturity Date, the insurance under the policy after such date will be changed to option 1;

3.   Coverage under any riders attached to the policy will not be extended;

4.   Monthly Deductions will be calculated with:

     a.   A cost of insurance rate equal to zero; and

     b.   A Monthly Administrative Fee equal to zero.

5. New premium payments will not be accepted, except as needed to keep the policy from lapsing;

6. The Owner may not make any new policy loans. Interest on current policy loans will continue to accrue in the same manner as stated in the policy. The Owner may repay all or part of a loan any time as stated in the policy;

7. The Accumulation Value will continue to be determined as stated in the policy, subject to item 4 above; and

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8.   The Owner may choose to make a withdrawal from the Accumulation Value or surrender the policy at any time. Withdrawals from the Accumulation Value will be made in accordance with the withdrawal provision of the policy.

CHARGES FOR THIS RIDER. Charges for this rider will be deducted monthly from the Accumulation Value during the 9-year period prior to the Maturity Date stated on page 3. There are no charges for this rider prior to such 9-year period. Such charges will not exceed the Guaranteed Monthly Charges for the appropriate Maturity Date as shown in the table that follows:

           Guaranteed Monthly Charges Per $1,000 of Net Amount at Risk

If the Scheduled Maturity Date   If the Scheduled Maturity Date
   is the Policy Anniversary        is the Policy Anniversary
        Nearest Age 95                   Nearest Age 100
------------------------------   ------------------------------
                Monthly Charge                   Monthly Charge
Attained Age*     Per $1,000     Attained Age*     Per $1,000
-------------   --------------   -------------   --------------
     0-86           $ 0.00            0-90           $ 0.00
       86             1.00              91             1.00
       87             2.00              92             2.00
       88             4.00              93             4.00
       89             7.00              94             7.00
       90            10.00              95            10.00
       91            13.00              96            14.00
       92            16.00              97            18.00
       93            19.00              98            24.00
       94            22.00              99            30.00

*If this rider is attached to a Joint and Last Survivor policy, "Attained Age" means "Attained Age of the youngest Insured."

Note. Addition of this rider does not extend the Maturity Date of the Policy. It gives the Owner the option to extend the Maturity Date. After this option is selected, it may not be revoked. However, the Owner may choose to surrender the policy at any time. Monthly Charges for this rider will be made, as stated above, whether the option is exercised or not (unless the Owner requests that this rider be terminated prior to that time).

NONPARTICIPATING. This rider does not pay dividends.

TERMINATION. This rider will terminate on the earlier of:

1. The monthly date next following our receipt of a written request for termination; or

2.   Termination of this policy.

The effective date of this rider is the Date of Issue of the policy unless a later date is shown here.


                                             /s/ DAVID DIETZ
                                             ---------------
                                             President
99111N